Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Mining Announces Senior Management Changes

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, February 25, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, announces that Mr. Rob Henderson is stepping down as President, Chief Executive Officer (“CEO”) and Director of the Board for personal reasons, effective immediately. Mr. Henderson is succeeded on an interim basis by Mr. Alan Hair, the Company’s current Chair of the Board of Directors. A transition plan to the appointment of a permanent CEO will be developed in due course.

"As Chair and Interim CEO, I look forward to working more closely with the senior executive team and the Board to continue to realize the potential of Tucano by returning it to steady-state production and advancing the exploration of our highly prospective land package in Brazil, including the development of our Urucum North underground project," stated Mr. Hair. “I am confident in our management team’s ability to deliver on our strategy for all Great Panther's assets.”

Mr. Hair continued: “Mr. Henderson navigated the Company through a challenging environment brought on by a global pandemic and operational issues at Tucano. On behalf of the Board, I would like to thank Mr. Henderson for his service".

Alan Hair is a mineral engineer and holds a BSc in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is a senior mining executive with nearly 40 years of operational and capital markets experience in the mining & metals industry, and he is a Director of Bear Creek Mining Corporation and Gold Royalty Corp.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s ability to realize the potential of Tucano by returning it to steady-state production, (ii) the Company's ability to realize the potential of Tucano by advancing the exploration of its land package in Brazil,(iii) development of the Urucum North underground project, and (iv) the management team’s ability to deliver on the Company’s strategy.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work in 2022 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3